Exhibit 99.1

News Release 2006-17	August 14, 2006

Queenstake Generates Positive Cash Flow in Second Quarter

Denver, Colorado – August 14, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) generated net income of $731,000 from gold sales of 51,216 ounces in the second quarter of 2006, compared to a net loss of $5.6 million in the second quarter of 2005. Queenstake had record revenues of $32.2 million for the second quarter.

During the second quarter, the Company’s Jerritt Canyon operations in northeastern Nevada produced 50,421 ounces of gold at cash operating costs per ounce of $461, a 69% increase in production and a 17% improvement in costs per ounce from the first quarter of 2006. Second quarter production and costs were impacted by a 12-day mill refurbishment shut down in April 2006. Since the shut down, the mill has been operating uninterrupted at near capacity.

Highlights from the 2006 second quarter included:

•                  Operating cash flow, after working capital changes, was $2.6 million;

•                  Cash and cash equivalents at June 30, 2006 totaled $10.5 million;

•                  Working capital improved by $2.6 million from year-end 2005 and by $9.7 million from the end of the first quarter 2006 to $7.4 million at June 30;

•                  Capitalized mine development footage was significantly ahead of plan; and

•                  Jerritt Canyon marked its 25th anniversary as a gold producer and its 7.5-millionth ounce of gold produced.

Commenting on the results, Queenstake President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “With an average realized gold price of $627 per ounce and cash operating costs per ounce of $461, our cash margin was $166 per ounce for the quarter, the best since we acquired Jerritt Canyon in mid-2003. We remain an unhedged US gold producer. Queenstake is one of the most leveraged gold equities, allowing maximum investment exposure to the gold price and to our continuing exploration success.”

Operating Highlights	2Q 2006	2Q 2005	1H 2006	1H 2005
Gold ounces produced	50,421	54,156	80,294	108,923
Gold ounces sold	51,216	50,560	79,704	101,410
Average realized gold price ($/oz)	$627	$428	$597	$398
Cash operating costs per ounce(1)	$461	$371	$497	$372
Ore tons mined	188,283	234,625	417,246	515,260
Tons processed	271,857	316,800	422,085	628,234
Grade processed (opt)	0.22	0.21	0.23	0.21
Process recovery	86.0%	87.3%	86.3%	86.6%

(1)  Cash operating costs per ounce is a non-GAAP measure intended to complement conventional GAAP reporting. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Please refer to Table 5 of the Management Discussion and Analysis on file at www.sedar.com and www.sec.gov for further information.

Financial Review

For the second quarter of 2006, the Company reported net income of $731,000, compared with a net loss of $5.6 million in the year ago quarter.  Revenues were $32.2 million from 51,216 ounces of gold sold at an average realized price of $627 per ounce during the quarter, which is a 47% higher realized gold price than in the year ago quarter.

Cash operating costs per ounce were $461 in the second quarter, 24% higher than the 2005 second quarter due mainly to higher labor, contractor, energy and commodity costs, mill gear repairs and lower gold production. Over the past 12 months, cash operating costs were impacted by $3 million in rising commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $4 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce of $52 in the past 12 months.

Depletion was lower at $3.9 million during the quarter than a year ago as a result of lower gold production, with an additional $0.1 million expensed due to the reduction of ore stockpiles and work-in-process inventory levels from the first quarter.

Second quarter corporate general and administrative costs were $1.3 million compared with $0.8 million in the year ago quarter. The increase was primarily due to professional advisory services related to Sarbanes-Oxley compliance and financial consulting.

Cash flow from operations, after working capital changes, was $2.6 million in the second quarter, compared with cash used in operations of $5.3 million in the 2005 second quarter. Net cash generated before changes in non-cash working capital was $5.6 million, compared with $0.4 million in the year ago quarter and negative $1.8 million in the first quarter of 2006.

During the quarter, the Company closed its equity private placement with Newmont, raising $10 million on April 13, 2006. Cash and cash equivalents were $10.5 million on June 30, 2006.

The Company invested $6.7 million in capital expenditures during the second quarter, principally in underground mine development, $0.4 million for an additional underground exploration drill and in purchasing and refurbishing plant and equipment, including an unanticipated $0.9 million related to the mill refurbishment.

Operations Review

During the second quarter, Jerritt Canyon produced 50,421 ounces of gold, slightly less than called for by the 2006 operating plan. Production was negatively affected by a 12-day mill refurbishment shut down in April, which resolved the first quarter’s mechanical issues.

In the second quarter, Jerritt Canyon mined 274,961 tons, of which 188,283 tons were ore. The mining rate and ore tons mined were lower than expected as a result of a greater emphasis on underground development in view of the build-up of ore stockpiles at the mill from the first quarter, longer haul distances at the SSX-Steer Mine and additional required dewatering at the Smith Mine. In addition, further underground development was required to optimize mining of stopes in the Mahala deposit at

Smith in the second half of 2006. Capitalized mine development footage of 2,868 feet for the Jerritt Canyon mines was significantly ahead of the 2006 plan.

At the mill, 271,857 tons were processed with an 86% average recovery during the second quarter of 2006. Due to first quarter’s build up of the Jerritt Canyon mined ore in stockpiles adjacent to the mill, during the second quarter, the mill was able to run at near capacity entirely from Jerritt Canyon mined and stockpiled ore without the need to supplement with purchased ore from Newmont. The 81% increase in throughput from the first quarter of 2006 was due to increased mill availability with the seasonal weather improvement, running two roasters simultaneously and completion of the mill repairs and refurbishment.

The temporary mill interruptions in the first quarter and in April 2006 resulted in the rescheduling of the processing of the stockpiled ore through the rest of the year. At the end of the second quarter, there was an estimated 12,000 contained ounces of Jerritt Canyon ore in lower-grade stockpiles.

Exploration Update

Queenstake invested $1.1 million in exploration during the second quarter with four surface drill rigs working at the Jerritt Canyon District, including two rigs at Starvation Canyon project in the southern part of the district. On August 3, the Company announced one of the best drill intervals in the three-decade history of Jerritt Canyon exploration of 140 feet with an average grade of 0.46 ounce of gold per ton (opt) or 43 meters of 16 grams of gold per ton (gpt).This interval included an intercept of 70 feet of 0.6 opt (21 meters of 22 gpt).  This discovery of high-grade gold mineralization at Starvation Canyon is located between two known mineral resource zones and could represent a newly identified northwest trending gold-bearing structure.

The Company is evaluating development of an exploration drift that could more rapidly advance the Starvation Canyon project using underground drill platforms. Preliminary designs indicate that an 800-foot drift would reach the known boundary of the west zone. A decision regarding the exploration drift is expected in the fourth quarter of 2006.

The near-mine exploration program, comprising both surface and underground drilling, continues and the Company expects to announce updated results during this quarter.

Other Business

The Company’s auditors Staley, Okada & Partners of Vancouver have merged with PricewaterhouseCoopers (PwC) and Staley Okada will operate under the PwC name, effective August 1, 2006. Following the audit firms’ merger announcement, Michael Smith resigned as a Director of Queenstake, as he feels it is appropriate to step down from the Board of Directors to avoid any potential conflict as he is a retired partner of PwC.  Mr. Smith, who was elected to the Board in 2004, was chairman of the Audit Committee and a member of the Disclosure Committee of the Board.

Robert L. Zerga, Chairman of Queenstake, said, “It is with reluctance that we accept Mike’s resignation as he was a conscientious and hard-working Board member. We will miss his valuable contribution to Board, Audit Committee and Disclosure Committee discussions.”

The Corporate Governance and Nominating Committee of the Board will be reviewing qualified candidates to fill this vacancy.

2006 Outlook

For the full year 2006, the Company has lowered its Jerritt Canyon production estimate from 200,000-220,000 ounces of gold to 180,000-200,000 ounces, reflecting the first and second quarter mill-related production shortfalls, delays in accessing ore at the underground mines in the second quarter and the need to process ore purchased from Newmont in the second half of 2006.  Cash operating costs per ounce for 2006 continue to be adversely affected by increases in basic commodity prices. The operations are sensitive to increases in diesel, propane and electric power, all of which have experienced significant increases through the first half of 2006. At current energy and commodity prices, cash operating costs per ounce are expected to continue at approximately $460.

Exploration expenditures are expected to be $8 million in 2006, compared with $3.9 million in 2005. Capital expenditures in 2006 are estimated to be approximately $21 million, compared with $21.6 million in 2005. Estimated capital expenditures for the year include approximately $15 million for capitalized mine development, which has increased from higher contractor and commodity costs, $1 million for the unbudgeted new pinion gear and bull gear spares, $2.5 million for underground exploration drilling and the remaining for a new underground drill, a road grader and equipment refurbishment. Ongoing corporate general and administrative costs are estimated at approximately $4.0 million in 2006.  The Company expects to fund the balance of these estimated expenditures from existing cash and expected cash flow from operations for 2006.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada.  Jerritt Canyon has produced over seven-and-a-half million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions, mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs .  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.The Company’s technical report on reserves and resources with respect to Canadian National Instrument 43-101 was filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005	2006	2005

Gold sales	$32,153	$21,669	$47,918	$43,375
Costs and expenses
Cost of sales	24,369	19,503	40,890	39,139
Depreciation, depletion and amortization	3,931	4,866	7,201	10,353
Non-hedge derivatives	24	618	207	1,140
Exploration	1,124	861	1,324	1,385
General and administrative	1,284	843	2,356	3,200
Accretion of reclamation and mine closure liability	293	134	587	266
Stock-based compensation	838	341	914	425
	31,863	27,166	53,479	55,908
Income (loss) from operations	290	(5,497)	(5,561)	(12,533)

Interest expense	43	278	106	325
Other income, net	(275)	(209)	(523)	(395)
Foreign exchange (gain) loss	(112)	77	(158)	259
(Gain) loss on disposal of assets	(97)	—	(97)	—
Loss on write down of assets	—	—	166	—
	(441)	146	(506)	189
Net income (loss)	$731	$(5,643)	$(5,055)	$(12,722)

Net Income (loss) per share - basic and diluted	$0.00	$(0.01)	$(0.01)	$(0.03)

Weighted average number of shares outstanding (000’s) - basic	576,634	563,833	563,282	467,946

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2006	2005	2006	2005

Deficit, beginning of period - as previously reported	$(88,646)	$(70,268)	$(82,860)	$(63,189)
Net Income (loss)	731	(5,643)	(5,055)	(12,722)
Deficit, end of period	$(87,915)	$(75,911)	$(87,915)	$(75,911)

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$10,452	$10,225
Trade and other receivables	983	463
Inventories	12,838	6,519
Marketable securities	13	13
Prepaid expenses	560	1,499
Total current assets	24,846	18,719

Restricted cash	26,930	27,165
Mineral property, plant and equipment, net	50,839	45,692
Other assets	3,801	1,763
Total assets	$106,418	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$16,022	$11,063
Other current liabilities	1,398	2,846
Total current liabilities	17,420	13,909

Other long-term obligations	4,469	2,117
Reclamation and mine closure	26,607	26,382
Total liabilities	48,496	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 582,476,489 (2005 - 550,021,360)	142,952	131,804
Contributed surplus	2,871	1,973
Convertible securities	14	14
Deficit	(87,915)	(82,860)
Total shareholders’ equity	57,922	50,931
Total liabilities and shareholders’ equity	$106,418	$93,339

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2006	2005	2006	2005
OPERATING ACTIVITIES
Net loss	$731	$(5,643)	$(5,055)	$(12,722)
Non-cash items:
Depreciation, depletion and amortization	3,931	4,866	7,201	10,353
Write down of assets	—	—	166	—
(Gain) on disposal of assets	(97)	—	(97)	—
Accretion of reclamation and mine closure liability	293	134	587	266
Amortization of non-hedge derivatives	6	618	10	1,140
Write down of non-hedge derivatives	18	—	197	—
Stock-based compensation	838	340	914	424
Foreign exchange loss	(112)	77	(158)	259
Loss on sale of marketable securities	—	—	—	38
Write down of marketable securities	—	4	—	4
	5,608	396	3,765	(238)
Changes in non-cash working capital:
Inventories	(822)	(1,562)	(5,637)	(2,349)
Accounts receivable and prepaid accounts	(76)	340	419	(306)
Accounts payable and accruals	(2,071)	(4,438)	7,112	(9,462)
Cash provided by (used in) operating activities	2,639	(5,264)	5,659	(12,355)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(6,724)	(1,980)	(14,959)	(7,061)
Proceeds from sale of assets	21	—	21	—
Sale of marketable securities	—	—	—	442
Reclamation costs incurred	(362)	—	(362)	—
Restricted cash	506	(132)	235	(251)
Cash (used in) investing activities	(6,559)	(2,112)	(15,065)	(6,870)

FINANCING ACTIVITIES
Common shares issued, net of costs	11,402	6,938	11,131	30,349
Notes payable and leases	(503)	(115)	(1,498)	(390)
Deferred financing costs	—	—	—	—
Cash provided by (used in) financing activities	10,899	6,823	9,633	29,959

Net increase (decrease) in cash and cash equivalents	6,979	(553)	227	10,734
Cash and cash equivalents, beginning of period	3,473	17,419	10,225	6,132
Cash and cash equivalents, end of period	$10,452	$16,866	$10,452	$16,866